Exhibit 5

EXECUTIVE OFFICERS AND DIRECTORS

OF

AXA EQUITABLE FINANCIAL SERVICES, LLC

The names of the Directors and the names and titles of the Executive Officers of AXA Equitable Financial Services, LLC (“AXAFS”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is 1290 Avenue of the Americas, New York, New York 10104. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to AXAFS and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

* Mark Pearson	Chairman of the Board, President and Chief Executive Officer

* Dave S. Hattem	Senior Executive Director, General Counsel and Secretary

Jeffrey Hurd	Senior Executive Director and Chief Operating Officer

* Anders B. Malmström (1)	Senior Executive Director and Chief Financial Officer

*	Director
(1)	Citizen of Switzerland